Exhibit 99.3

EXECUTION VERSION

Biogen Swiss Manufacturing GmbH

Biogen International Holding Ltd.

c/o Biogen Inc.

225 Binney Street

Cambridge, MA 20142

January 17, 2017

To the attention of:

Forward Pharma A/S

Østergade 24A

1100 Copenhagen K, Denmark

and

Each of the Parties Set Forth on Schedule A

Re: Settlement and License Agreement

Ladies and Gentlemen:

We refer to the proposed Settlement and License Agreement attached hereto as Exhibit A to be entered into by Biogen Swiss Manufacturing GmbH, Biogen International Holding Ltd, Forward Pharma A/S and each of the parties listed on Appendix I thereto, to be dated as of the date of this letter agreement (the “License Agreement”). Capitalized terms used and not defined in this letter agreement (the “Agreement”) shall have the meaning ascribed in the License Agreement.

1.              Escrowed Countersignatures to the License Agreement.  The Parties hereby acknowledge and agree that, simultaneous with the execution of this Agreement, each Party has executed and delivered to each of the other Parties a counterpart of a signature page to the License Agreement by electronic image scan transmission (the “Countersignatures”) to be held in escrow by each of the other Parties pending the satisfaction of the conditions set forth in this Agreement. The Parties further acknowledge and agree that the Countersignatures shall be automatically released from escrow, without any further action by any Person, upon (i) in the case of the Countersignatures of Licensor and the Additional Parties, the satisfaction or waiver (by Licensor and the Additional Parties Representative) of the conditions set forth in Section 2 of this Agreement and (ii) in the case of Licensee’s Countersignatures, the satisfaction or waiver (by Licensee) of the conditions set forth in Section 3 of this Agreement. The Parties further acknowledge and agree that the delivery of a Countersignature pursuant to and in accordance with this Section 1 shall be irrevocable, except in the event this Agreement is terminated pursuant to and in accordance with Section 9 of this Agreement.

2.              Conditions to Release of the Countersignatures of Licensor and the Additional Parties. The release from escrow of the Countersignatures of Licensor and the Additional Parties pursuant to and in accordance with Section 1 of this Agreement is subject to the satisfaction or waiver (by Licensor and the Additional Parties Representative) of the following conditions:

a.              Licensor shall have obtained Licensor Shareholder Approval;

b.              The representations and warranties of Licensee set forth in the License Agreement shall be true and correct in all material respects with the same effect as though made as of the time the satisfaction of this condition is being tested, except that the accuracy of representations and warranties that speak as of a specified date will be determined as of such date; and

c.               No Legal Restraint, whether temporary or permanent, restraining, enjoining, preventing, prohibiting or otherwise making illegal the License Agreement or the Transactions shall be in effect.

3.              Conditions to Release of Licensee’s Countersignatures. The release from escrow of Licensee’s Countersignatures pursuant to and in accordance with Section 1 of this Agreement is subject to the satisfaction or waiver (by Licensee) of the following conditions:

a.              Licensor shall have obtained Licensor Shareholder Approval;

b.              The Countersignatures of Licensor and the Additional Parties shall have been released from escrow pursuant to and in accordance with Section 1 of this Agreement;

c.               (i) Licensor shall have delivered to Licensee a fully executed copy of the Aditech Addendum and (ii) the Aditech Addendum shall be in full force and effect;

d.              Each Specified Shareholder shall have performed in all material respects all obligations required to be performed by it under Section 3(c) of the Shareholders Commitment Agreement;

e.               The representations and warranties of Licensor and the Additional Parties set forth in the License Agreement shall be true and correct in all material respects with the same effect as though made as of the time the satisfaction of this condition is being tested, except that the accuracy of representations and warranties that speak as of a specified date will be determined as of such date; and

f.                No Legal Restraint, whether temporary or permanent, restraining, enjoining, preventing, prohibiting or otherwise making illegal the License Agreement or the Transactions shall be in effect.

4.              Effectiveness of the License Agreement. The Parties hereby acknowledge and agree that upon the release from escrow of each Party’s Countersignature pursuant to and in accordance with Section 1 of this Agreement, (i) the Agreement Date shall be deemed to be the date hereof, (ii) the License Agreement shall be treated for all purposes as if executed and delivered by the Parties on the Agreement Date, notwithstanding the release from escrow of the Countersignatures on a later date and (iii) the Effective Date shall be deemed to be the date on which all Countersignatures have been released from escrow pursuant to and in accordance with Section 1 of this Agreement.

5.              Licensor Shareholder Meeting; Share Register.  The Parties hereby acknowledge and agree that:

a.              No later than one Business Day following the date of this Agreement, Licensor shall take all necessary actions in accordance with applicable Law and the Licensor Articles to duly call and give notice (such notice, a “Notice of Meeting”) of a meeting of holders of its Licensor Ordinary Shares (the “Licensor Shareholders’ Meeting”) for the purpose of obtaining the Licensor Shareholder Approval, which meeting shall be convened and held on the date that is 15 days after the date of such Notice of Meeting.  Licensor shall use its reasonable best efforts to obtain the Licensor Shareholder Approval.  Following the issuance of the Notice of Meeting, Licensor shall not adjourn, recess, or postpone the Licensor Shareholders’ Meeting under any circumstances unless required by an act of terrorism or other emergency or by applicable Law, in which case Licensor shall only be permitted to adjourn, recess or postpone the Licensor Shareholders’ Meeting in consultation with Licensee and for the minimum amount of time necessary in order to respond to such emergency or be in compliance with applicable Law and the Licensor Articles.

b.              The Shareholder Meeting Materials (substantially in the form previously agreed by the Parties) shall be enclosed with the Notice of Meeting.  The Parties shall cooperate with each other in the preparation and finalization of the Shareholder Meeting Materials and Licensee and the Additional Parties shall provide to Licensor all information concerning Licensee, the Additional Parties and their respective Affiliates as may be reasonably requested by Licensor in connection with the preparation of the Shareholder Meeting Materials.  Each Party shall promptly correct any information provided by it for use in the Shareholder Meeting Materials if and to the extent such information shall have become false or misleading in any material respect.  Any information required under the Companies Act and the Licensor Articles in connection with this Agreement, the Transactions, the Aditech Addendum, the transactions contemplated by the Aditech Addendum and duly calling, giving notice of, convening and holding the Licensor Shareholders’ Meeting shall be contained in the Notice of Meeting and Shareholder Meeting Materials.

c.               Licensor shall cause Licensor’s shareholders’ register to bear a notation indicating that the Specified Shareholders’ Licensor Ordinary Shares are subject to the provisions and restrictions of the Shareholders Commitment Agreement and not permit any transfer for such Licensor Ordinary Shares in violation of the provisions and restrictions of the Shareholders Commitment Agreement.

6.              Representations and Warranties. Each Party represents and warrants to the other Parties as of the date of this Agreement as follows:

a.              Organization. Such Party is duly organized and validly existing under the Laws of its jurisdiction of organization.  Such Party has the requisite power and authority to execute, deliver and perform its obligations under this Agreement.

b.              Authority. This Agreement has been duly authorized, executed and delivered by such Party and constitutes a legal, valid and binding agreement of such Party, enforceable in accordance with its terms, except to the extent that enforcement hereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws affecting enforcement of creditors’ rights or by general equitable principles.

c.               Noncontravention.  The execution, delivery and performance by such Party of this Agreement will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under any Contract to which such Party or any of its Affiliates is a party or by which such Party or any of its Affiliates is bound or to which any of the property or assets of such Party or any of its Affiliates is subject, (ii) violate any provision of the organizational documents of such Party or any of its Affiliates or (iii) violate any Law or Order applicable to such Party or any of its Affiliates or their respective properties, except, in the case of clauses (i) and (iii), as would not reasonably be expected to impair in any material respect the ability of such Party to perform its obligations under this Agreement; and no filing with or Consent, approval, authorization, Order, registration or qualification of or with any Governmental Entity, is required for the execution, delivery and performance by such Party of its obligations under this Agreement, except for where the failure to obtain or make any such filing, Consent, approval, authorization, Order, registration or qualification would not reasonably be expected to impair in any material respect the ability of such Party to perform its obligations under this Agreement.

7.              Public Announcements.  The Parties shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Aditech Addendum, the License Agreement or the Transactions, and shall not issue any such press release or make any such public statement without the prior consent of the other (which consent shall not be unreasonably withheld, delayed or conditioned), except (a) as required by applicable Law, judicial or legal process or by obligations pursuant to any listing agreement with any securities exchange or the SEC or (b) for press releases or other public statements which only include information relating to this Agreement, the License Agreement or the Transactions that has been previously made public in accordance with the terms of this Agreement or (c) announcement of the Notice of Meeting on Licensor’s website in accordance with Licensor Articles.  The Parties agree that the initial press release to be issued with respect to this Agreement, the Aditech Addendum, the License Agreement and the Transactions shall be in the form heretofore agreed to by the Parties in writing.

8.              Confidentiality.  Each Receiving Party shall keep confidential, and shall instruct its Representatives to keep confidential, all Confidential Information  provided by any Disclosing Party to such Receiving Party, except as may otherwise be requested or required by (i) applicable Law or stock exchange requirements or (ii) judicial or legal process or by any Governmental Entity, in which case the Receiving Party will, to the extent permitted by applicable Law, provide the Disclosing Parties with prompt written notice of such requirement so that the Disclosing Parties may seek an appropriate protective order (at the Disclosing Parties’ sole expense).  For purposes hereof, “Confidential Information” shall not include any information that (A) was or becomes generally available to the public other than as a result of a disclosure by the Receiving Party or any of its Representatives in violation of this Section 8, (B) was or becomes available to the Receiving Party or any of its Representatives from a source other than a Disclosing Party; provided that the provision of such information from such source is reasonably believed by the Receiving Party or its Representatives, as applicable, not to be subject to an obligation of confidentiality (whether by agreement or otherwise) to a Disclosing Party, (C) at the time of disclosure is already in the possession of the Receiving Party or any of its Representatives; provided that such information is reasonably believed by the Receiving Party or its Representatives, as applicable, not to be subject to an obligation of confidentiality (whether by agreement or otherwise) to a Disclosing Party or (D) was independently developed by the Receiving Party or any of its Representatives on the Receiving Party’s behalf without reference to, incorporation of, or other use of any Confidential Information. The Parties acknowledge that the Company will file the License Agreement and the Aditech Addendum with the SEC promptly after the date of this Agreement and that the Company will also on or after the date of this Agreement make the License Agreement and the Aditech Addendum publically available on its website as part of the Shareholder Meeting Materials.

9.              Termination. This Agreement shall terminate automatically, without any further action by any Person, if the Licensor Shareholder Approval is not obtained at the Licensor Shareholders’ Meeting duly convened therefor (or, if the Licensor Shareholders’ Meeting is adjourned or postponed in accordance with the terms of this Agreement, at any such adjournment or postponement). This Agreement may be terminated by any Party prior to the release from escrow of such Party’s Countersignature if the Effective Date shall not have occurred on or before February 16, 2017 (the “Escrow Outside Date”); provided, however, that any such Party may, in its sole discretion and upon prior written notice to the other Parties, elect to extend the Escrow Outside Date for up to an additional 30 days.

10.       Effect of Termination. In the event of termination of this Agreement pursuant to and in accordance with Section 9 of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any of the Parties except that (i) Section 7, Section 8, Section 11, Section 13 and this Section 10 of this Agreement shall survive any such termination of this Agreement and (ii) nothing contained herein (including any termination of this Agreement) shall relieve any Party from liability arising out of or related to any breach of this Agreement (including any breach of any representation or warranty in this Agreement) occurring prior to the termination of this Agreement. For the avoidance of doubt, upon termination of this Agreement pursuant to and in accordance with Section 9 of this Agreement, each Party’s Countersignature shall automatically become null and void and of no further force or effect.

11.       GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

12.       Assignment. The Parties hereby acknowledge and agree that this agreement may not be assigned, in whole or in part, by any Party without the prior written consent of all other Parties.

13.       Representative of Additional Parties.

a.              Each Additional Party hereby constitutes and appoints Forward Pharma A/S (the  “Additional Party Representative”) as

attorney-in-fact for such Additional Party with full power of substitution and authority, in its discretion, to enforce this Agreement against the Parties hereto, and to execute any amendment or waiver of this Agreement and any other document or instrument necessary or advisable in order to carry out the provisions of this Agreement, to give and receive notices and communications relating to this Agreement and to agree to, negotiate, enter into settlements and compromises of, and to comply with Orders with respect to, any dispute relating to this Agreement and to take all actions necessary or appropriate in the judgment of the Additional Party Representative for the accomplishment of the foregoing.

b.              All decisions of and actions by the Additional Party Representative may be relied upon by Licensee, Licensor, their respective Affiliates and any Third Party, and shall be binding and conclusive upon each Additional Party.

c.               The Additional Parties may from time to time designate another Party hereto as the Additional Party Representative in substitution for the then Additional Party Representative, and upon written notice thereof to Licensee, such Party shall be the Additional Party Representative for all purposes hereof.

14.       Miscellaneous General Provisions. The Parties hereby acknowledge and agree that Sections 8.01, 8.03, 8.04, 8.05, 8.06, 8.07(a), 8.10. 8.11, 8.12, 8.13, 8.14, 8.16, 8.17 and 8.18 of the License Agreement, shall apply in full force and effect to this Agreement as if contained in the body of this Agreement itself.

IN WITNESS WHEREOF, each of the undersigned Parties have caused this Agreement to be signed by its signatories thereunto duly authorized as of the date first written above.

BIOGEN SWISS MANUFACTURING GMBH,

By:

Name:
Title:

BIOGEN INTERNATIONAL HOLDING LTD,

By:

Name:
Title:

[Signature Page to Letter Agreement]

FORWARD PHARMA A/S,

By:

Name: Florian Schönharting
Title: Chairman of Board of Directors

Name: Grant Lawrence
Title: Member of Board of Directors

Name: Karen Smith
Title: Member of Board of Directors

Name: Jan van de Winkel
Title: Member of Board of Directors

[Signature Page to Letter Agreement]

ADITECH PHARMA AG,

By:

Name:
Title:

NB FP INVESTMENT SLP APS,

Name:
Title:

NB FP INVESTMENT GENERAL PARTNER APS

Name: Florian Schönharting
Title: CEO

TECH GROWH INVEST APS

Name:
Title:

[Signature Page to Letter Agreement]

EXHIBIT A

LICENSE AGREEMENT

SCHEDULE A

List of Additional Parties

1.              Aditech Pharma AG

2.              Tech Growth Invest ApS

3.              NB FP Investment General Partner ApS

4.              NB FP Investment SLP ApS